Exhibit 23(b)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 33-81706, No. 33-62645, No. 333-35118, No. 333-69690 and No. 333-205419 on Form S-8 of REX American Resources Corporation of our report dated February 17, 2015, except for the paragraph discussed below, as to which the date is July 15, 2015, relating to the consolidated financial statements of Patriot Holdings, LLC and Subsidiaries as of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014, referenced in this Annual Report on Form 10-K/A of REX American Resources Corporation for the year ended January 31, 2015.

On June 1, 2015, Patriot Holdings, LLC and Subsidiaries was acquired by and became a wholly owned subsidiary of GTL Resources USA, Inc., a Delaware corporation and an affiliate of CHS, Inc.

/s/ Boulay PLLP
Certified Public Accountants

Minneapolis, Minnesota

February 19, 2016